Exhibit (a)(1)(P)
Aspect Medical Systems, Inc. Exchange Offer Calculator

Aspect Medical Systems, Inc. Exchange Offer Calculator

Microsoft Excel - Employee Option Calculator.xls

Instructions for using this calculator:

- This calculator is designed to show you how fluctuations in our stock price can influence the exchange ratios.
- Enter the number of options you currently hold in the yellow box next to the matching option price.
- For purposes of applying the exchange ratios, fractional shares underlying new options will be rounded down to the nearest whole share underlying such new option on a grant-by-grant basis.
- The number of new options you could be eligible to receive will be displayed in each column.

Stock Option Exchange Calculator

Option Exercise Price	Enter the Number of Options at Each Price	# of New Options Awarded if Closing Stock Price was $4.35	# of New Options Awarded if Closing Stock Price was $4.90	# of New Options Awarded if Closing Stock Price was $5.44	# of New Options Awarded if Closing Stock Price was $5.98	# of New Options Awarded if Closing Stock Price was $6.53
$15.000		0	0	0	0	0
$15.230		0	0	0	0	0
$15.590		0	0	0	0	0
$15.660		0	0	0	0	0
$16.150		0	0	0	0	0
$16.980		0	0	0	0	0
$17.000		0	0	0	0	0
$17.300		0	0	0	0	0
$17.990		0	0	0	0	0
$18.200		0	0	0	0	0
$20.610		0	0	0	0	0
$23.625		0	0	0	0	0
$24.500		0	0	0	0	0
$26.790		0	0	0	0	0
$27.000		0	0	0	0	0
$28.625		0	0	0	0	0
$29.250		0	0	0	0	0
$31.800		0	0	0	0	0
$32.330		0	0	0	0	0
$34.900		0	0	0	0	0
$47.875		0	0	0	0	0

0	**Total # of Eligible Options**
0	Total # of New Options (Stock Price at $4.35)
0	Total # of New Options (Stock Price at $4.90)
0	Total # of New Options (Stock Price at $5.44)
0	Total # of New Options (Stock Price at $5.98)
0	Total # of New Options (Stock Price at $6.53)

EE Calculator

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The foregoing calculator allows you to calculate an example of the number of shares underlying new options that you would be eligible to receive in this offer for your eligible options at specified exchange ratios. To determine the numbers, you will need to input the details of your eligible options specified in the calculator, which will result in a calculation of the number of shares underlying new options.
The exchange ratios above are based on the application of the Black-Scholes value calculated using various assumed closing prices of our common stock on the expiration date of the exchange offer. The number of shares underlying new options that you will be eligible to receive in this offer for your eligible options will depend on the final exchange ratios. As the Black-Scholes value will determine the exchange ratios, the exact exchange ratios will also not be known until after 4:00 p.m., Eastern Time, on the expiration date. Therefore, we will notify you of the final exchange ratios and provide you with a calculator so that you can calculate the actual number of shares underlying new options that you would receive in exchange for your eligible options based on the final exchange ratios after 4:00 p.m., Eastern Time, on the expiration date.